Exhibit 99.1

Healthpeak Reports Fourth Quarter and Year Ended 2021 Results

DENVER, February 8, 2022 - Healthpeak Properties, Inc. (NYSE: PEAK) today announced results for the fourth quarter and full year ended December 31, 2021.

FOURTH QUARTER 2021 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– Net income of $0.05 per share, Nareit FFO of $0.41 per share, FFO as Adjusted of $0.41 per share, and blended Total Same-Store Portfolio Cash (Adjusted) NOI growth of 2.7%

  ▪ Life Science and MOB Same-Store Portfolio Cash (Adjusted) NOI growth of 5.4% and 3.6%, respectively

  ▪ Total pro forma Same-Store Portfolio Cash (Adjusted) NOI growth of 4.0% excluding government grants received under the CARES Act at our CCRC properties

– Life science development leasing:

  ▪ Pre-leased all 148,000 square feet at Nexus on Grand in South San Francisco

  ▪ Active life science developments 76% pre-leased as of the end of the fourth quarter

– Additional life science development pipeline opportunities:

  ▪ Acquired a combined ten acre parcel in the Sorrento Mesa submarket of San Diego

  ▪ Acquired a joint venture interest in a nine acre land parcel located in the Needham submarket of Boston

– Balance sheet:

  ▪ In November, issued $500 million of 2.125% senior unsecured notes in a green bond offering

  ▪ Pro forma net debt to adjusted EBITDAre of 5.3x as of December 31, 2021, including $316 million of net proceeds from the future expected settlement of shares sold under equity forward contracts through the Company's ATM program during the third quarter of 2021

– Promoted Scott Bohn to Executive Vice President – Co-Head of Life Science

– The Board of Directors declared a quarterly common stock cash dividend of $0.30 per share to be paid on February 22, 2022, to stockholders of record as of the close of business on February 11, 2022

– Recent ESG recognitions include being named to the CDP Leadership band for the ninth consecutive year; included in the S&P Global Sustainability Yearbook for the seventh consecutive year and Bloomberg Gender-Equality Index for the third consecutive year; and named a Top-Rated Industry Performer and Top-Rated Regional Performer by Sustainalytics for the first time

FULL YEAR 2021 HIGHLIGHTS

– Net income of $0.93 per share, Nareit FFO of $1.12 per share, FFO as Adjusted of $1.61 per share, and blended Total Same-Store Portfolio Cash (Adjusted) NOI growth of 4.4%

  ▪ Life Science and MOB Same-Store Portfolio Cash (Adjusted) NOI growth of 7.2% and 3.1%, respectively

  ▪ Total pro forma Same-Store Portfolio Cash (Adjusted) NOI growth of 4.9% excluding government grants received under the CARES Act at our CCRC properties

– Closed $1.5 billion of acquisitions including:

  ▪ $658 million of life science acquisitions

  ▪ $834 million of medical office acquisitions

– Development:

  ▪ Commenced four life science development projects totaling approximately 839,000 square feet, representing $812 million of estimated total spend

  ▪ Signed 729,000 square feet of life science and MOB development leasing during 2021

– Closed $3.3 billion of dispositions including:

  ▪ $3 billion of senior housing sales and loan repayments, bringing total senior housing dispositions to approximately $4 billion since July 2020

- ▪ $300 million of other non-core sales
- – Balance sheet:
    - ▪ Issued $950 million of senior unsecured notes across multiple green bond offerings at a weighted average coupon of 1.76%
    - ▪ Using proceeds from senior housing sales, repaid $2 billion of senior unsecured notes with maturities ranging from 2023 to 2025 with a weighted average coupon rate of 3.95%
- – Earned numerous ESG recognitions in 2021. We were short-listed for Best Proxy Statement by IR Magazine and Corporate Secretary for the second consecutive year; were named a constituent in the FTSE4Good Index, as well as received a Green Star rating from the Global Real Estate Sustainability Benchmark (GRESB), for the tenth consecutive year; were named to CDP's Leadership band, as well as listed in S&P Global's North America Dow Jones Sustainability Index, for the ninth consecutive year; were listed in S&P Global's Sustainability Yearbook for the seventh consecutive year; were named to the Bloomberg Gender-Equality Index, 3BL Media's 100 Best Corporate Citizens list, and Newsweek's America's Most Responsible Companies list for the third consecutive year; maintained a rating of "Prime" by ISS ESG Corporate Rating; and were named a Top-Rated Industry Performer and Top-Rated Regional Performer by Sustainalytics for the first time

FOURTH QUARTER COMPARISON

(in thousands, except per share amounts)	Three Months Ended December 31, 2021		Three Months Ended December 31, 2020	
	Amount	Per Share	Amount	Per Share
Net income, diluted	$ 28,493	$ 0.05	$ 146,129	$ 0.27
Nareit FFO, diluted	222,101	0.41	176,477	0.32
FFO as Adjusted, diluted	222,730	0.41	220,525	0.41
AFFO, diluted	175,941		190,991	

FULL YEAR COMPARISON

(in thousands, except per share amounts)	Year Ended December 31, 2021		Year Ended December 31, 2020	
	Amount	Per Share	Amount	Per Share
Net income, diluted	$ 502,271	$ 0.93	$ 411,147	$ 0.77
Nareit FFO, diluted	610,888	1.12	700,029	1.30
FFO as Adjusted, diluted	879,222	1.61	880,678	1.64
AFFO, diluted	734,034		779,367	

Nareit FFO, FFO as Adjusted, AFFO, Same-Store Cash (Adjusted) NOI, Net Debt to Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts (see the "Funds From Operations" and "Adjusted Funds From Operations" sections of this release for additional information). See "December 31, 2021 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP in the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results.

SAME-STORE ("SS") OPERATING SUMMARY

The table below outlines the year-over-year three-month and full year SS Cash (Adjusted) NOI growth on an actual and pro forma basis. The Pro Forma table reflects the results excluding government grants under the CARES Act for our CCRC portfolio.

Actual
Year-Over-Year Total SS Portfolio Cash (Adjusted) NOI Growth

	Three Month		Full Year	
	SS Growth %	% of SS	SS Growth %	% of SS
Life science	5.4%	47.3%	7.2%	49.3%
Medical office	3.6%	40.9%	3.1%	47.8%
CCRC[1]	(9.6%)	11.8%	(17.1%)	2.9%
Total Portfolio	**2.7%**	**100.0%**	**4.4%**	**100.0%**

Pro Forma (excluding CARES)
Year-Over-Year Total SS Portfolio Cash (Adjusted) NOI Growth

	Three Month		Full Year	
	SS Growth %	% of SS	SS Growth %	% of SS
Life science	5.4%	47.3%	7.2%	49.4%
Medical office	3.6%	40.9%	3.1%	47.8%
CCRC[1]	(0.2%)	11.8%	(4.3%)	2.8%
Total Portfolio	**4.0%**	**100.0%**	**4.9%**	**100.0%**

(1) CCRC SS consists of 15 properties for the three month comparison and two properties for the full year comparison.

ACQUISITIONS

VISTA SORRENTO ASSEMBLAGE, SORRENTO MESA

As previously announced, in October 2021, Healthpeak closed on an office building on a five acre parcel in an off-market acquisition in the Sorrento Mesa submarket of San Diego for $20 million.

In January 2022, Healthpeak closed on an adjacent office building located on a five acre parcel in an off-market acquisition for $24 million.

Following near-term expirations of the in-place leases across the ten acre site, Healthpeak intends to commence construction of a new Class A life science development. The Vista Sorrento assemblage is located in close proximity to two existing Healthpeak life science campuses.

NEEDHAM LAND PARCEL JOINT VENTURE

In December 2021, Healthpeak acquired a 37.5% joint venture interest in a nine acre land parcel in the Needham submarket of Boston. Healthpeak's share of the purchase price totaled $21.5 million. The joint venture intends to pursue future life science, R&D, or medical office development opportunities on the site.

PREVIOUSLY DISCLOSED FOURTH QUARTER 2021 ACQUISITIONS

CAMBRIDGE (ALEWIFE) UPDATE

In December 2021 and January 2022, Healthpeak closed on the previously announced acquisitions of 110 & 125 Fawcett and 67 Smith Place in the Alewife submarket of Cambridge for a total of $117 million. Healthpeak has now closed on the full $625 million of previously announced acquisitions totaling 734,000 square feet of existing buildings across approximately 36 acres.

LAKEVIEW MOB

As previously announced, in October, Healthpeak acquired Lakeview Medical Pavilion, a 55,000 square foot on-campus MOB for $34 million in an off-market transaction. The property is on the campus of HCA's 167-bed Lakeview Regional Medical Center in Covington, Louisiana, part of the New Orleans MSA. The property, built in 2014, is 100% occupied with a weighted average lease term of 7 years.

SWEDISH MEDICAL MOB

As previously announced, in October, Healthpeak acquired 700 Broadway, a 39,000 square foot on-campus MOB located in the downtown Seattle healthcare cluster known as "First Hill" for $43 million. The property is on the campus of Swedish Medical Center and connected via an underground tunnel to the hospital. The property is 100% leased to Northwest Kidney Centers, the world's first dialysis organization. The site includes structured and surface parking, providing future densification opportunities. The acquisition brings Healthpeak's total square footage on the campus of Swedish Medical Center to 610,000 square feet with a current occupancy of 97%.

DEVELOPMENT UPDATES

NEXUS ON GRAND LEASING UPDATE

Graphite Bio, Inc. and another leading biotech company have signed leases for a combined 148,000 square feet at Nexus on Grand in South San Francisco, bringing the $162 million development to 100% pre-leased. The leases are expected to commence in 2023 upon completion of construction.

VANTAGE DEVELOPMENT START

As previously announced, in October, Healthpeak commenced the first phase of Vantage, a $393 million, 343,000 square foot life science development strategically located on the corner of Forbes Boulevard and at the door-step of Genentech's headquarters in South San Francisco.

The purpose-built lab campus will feature state-of-the-art design, an amenity center, flexible and efficient floor plates, and building systems that will accommodate a broad range of life science uses. Expected initial occupancy is in the second half of 2023.

Healthpeak expects to pursue additional entitlements for the remaining acreage on the Vantage land site, enabling the development of a multi-phase campus totaling one million square feet based on existing zoning, with the potential for significantly more subject to entitlements.

CENTENNIAL MOB COMPLETION

During the fourth quarter, Healthpeak completed the 172,000 square foot, $49 million MOB development on the campus of HCA's TriStar Centennial hospital in Nashville, Tennessee. Healthpeak now owns over 837,000 square feet on this market-leading campus.

BALANCE SHEET

In November, Healthpeak completed its second green bond issuance, a public offering of $500 million of 2.125% senior unsecured notes due 2028.

Pro forma net debt to adjusted EBITDAre of 5.3x as of December 31, 2021, including $316 million of net proceeds from the future expected settlement of shares sold under equity forward contracts through the Company's ATM program during the third quarter of 2021. No additional shares were sold through the Company's ATM program during the quarter ended December 31, 2021.

EXECUTIVE LEADERSHIP PROMOTION

Scott Bohn has been promoted to Executive Vice President – Co-Head of Life Science. Mr. Bohn has been with Healthpeak for 10 years. He will continue to report to Scott Brinker and lead Healthpeak's life science business in the San Francisco Bay Area and Boston.

DIVIDEND

On January 27, 2022, Healthpeak announced that its Board declared a quarterly common stock cash dividend of $0.30 per share to be paid on February 22, 2022, to stockholders of record as of the close of business on February 11, 2022.

2022 GUIDANCE

For full year 2022, we have established the following guidance ranges:

- Diluted earnings per common share of $0.58 – $0.64
- Diluted Nareit FFO per share of $1.70 – $1.76
- Diluted FFO as Adjusted per share of $1.68 – $1.74
- Total Portfolio Same-Store Cash (Adjusted) NOI growth of 3.25% – 4.75%

Components of Total Portfolio Same-Store Cash (Adjusted) NOI guidance:

- Life Science: 4.00% to 5.00%; 49% of the full year 2022 same-store pool
- Medical Office: 1.75% to 2.75%; 39% of the full year 2022 same-store pool
- CCRC: 8.00% to 12.00%; 12% of the full year 2022 same-store pool

These estimates do not reflect the potential impact from unannounced future transactions other than capital recycling activities. These estimates are based on our view of existing market conditions, transaction timing and other assumptions for the year ending December 31, 2022. For additional details and assumptions underlying this guidance, please see page 41 in our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, both of which are available in the Investor Relations section of our website at http:// ir.healthpeak.com

COMPANY INFORMATION

Healthpeak has scheduled a conference call and webcast for Wednesday, February 9, 2022, at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time) to present its performance and operating results for the fourth quarter and year ended December 31, 2021. The conference call is accessible by dialing (888) 317-6003 (U.S.) or (412) 317-6061 (international). The conference ID number is 7403667. You may also access the conference call via webcast in the Investor Relations section of our website at http://ir.healthpeak.com. An archive of the webcast will be available on Healthpeak's website through February 9, 2023, and a telephonic replay can be accessed through February 23, 2022, by dialing (877) 344-7529 (U.S.) or (412) 317-0088 (international) and entering conference ID number 9680940. Our Supplemental Report for the current period is also available, with this earnings release, in the Investor Relations section of our website.

ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust (REIT) and S&P 500 company. Healthpeak owns and develops high-quality real estate in the three private-pay healthcare asset classes of Life Science, Medical Office and CCRCs. At Healthpeak, we pair our deep understanding of the healthcare real estate market with a strong vision for long-term growth. For more information regarding Healthpeak, visit www.healthpeak.com.

FORWARD-LOOKING STATEMENTS

Statements contained in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, densifications, joint venture transactions, leasing activity and commitments, capital recycling plans, financing activities, or other transactions discussed in this release; (ii) the payment of a quarterly cash dividend; and (iii) the information presented under the heading "2022 Guidance." Pending acquisitions, dispositions, and leasing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: the Covid pandemic and health and safety measures intended to reduce its spread, the availability, effectiveness and public usage and acceptance of vaccines, and how quickly and to what extent normal economic and operating conditions can resume within the markets in which we operate; the ability of our existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and manage their expenses in order to generate sufficient income to make rent and loan payments to us and our ability to recover investments made, if applicable, in their operations; increased competition, operating costs and market changes affecting our tenants, operators and borrowers; the financial condition of our tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in a specific sector than if we invested in multiple industries and exposes us to the risks inherent in illiquid investments; our ability to identify and secure replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; our property development, redevelopment and tenant improvement activity risks, including project abandonments, project delays and lower profits than expected; changes within the life science industry; high levels of regulation, funding requirements, expense and uncertainty faced by our life science tenants; the ability of the hospitals on whose campuses our MOBs are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to maintain or expand our hospital and health system client relationships; operational risks associated with third party management contracts, including the additional regulation and liabilities of our RIDEA lease structures; economic and other conditions that negatively affect geographic areas from which we recognize a greater percentage of our revenue; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; our use of fixed rent escalators, contingent rent provisions and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to foreclose on collateral securing our real estate-related loans; our ability to make material acquisitions and successfully integrate them; the potential impact on us and our tenants, operators and borrowers from litigation matters, including rising liability and insurance costs; an increase in our borrowing costs, including due to higher interest rates; the availability of external capital on acceptable terms or at all, including due to rising interest rates, changes in our credit ratings and the value of our common stock, volatility or uncertainty in the capital markets, and other factors; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; changes in global, national and local economic and other conditions; laws or regulations prohibiting eviction of our tenants; the failure of our tenants, operators and borrowers to comply with federal, state and local laws and regulations, including resident health and safety requirements, as well as licensure, certification and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety and other regulations; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administration decisions affecting the Centers for Medicare and Medicaid Services; our participation in the CARES Act Provider Relief Fund and other Covid-related stimulus and relief programs; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; environmental compliance costs and liabilities associated with our real estate investments; our ability to maintain our qualification as a real estate investment trust ("REIT"); changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; ownership limits in our charter that restrict ownership in our stock; the loss or limited availability of our key personnel; our reliance on information technology systems and the potential impact of system failures, disruptions or breaches; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

CONTACT

Andrew Johns, CFA

Vice President – Corporate Finance and Investor Relations

720-428-5400

Healthpeak Properties, Inc.

Consolidated Balance Sheets

In thousands, except share and per share data

	December 31, 2021	December 31, 2020
Assets		
Real estate:		
Buildings and improvements	$ 12,025,271	$ 11,048,433
Development costs and construction in progress	877,423	613,182
Land	2,603,964	1,867,278
Accumulated depreciation and amortization	(2,839,229)	(2,409,135)
Net real estate	12,667,429	11,119,758
Net investment in direct financing leases	44,706	44,706
Loans receivable, net of reserves of $1,813 and $10,280	415,811	195,375
Investments in and advances to unconsolidated joint ventures	403,634	402,871
Accounts receivable, net of allowance of $1,870 and $3,994	48,691	42,269
Cash and cash equivalents	158,287	44,226
Restricted cash	53,454	67,206
Intangible assets, net	519,760	519,917
Assets held for sale and discontinued operations, net	37,190	2,626,306
Right-of-use asset, net	233,942	192,349
Other assets, net	674,615	665,106
Total assets	$ 15,257,519	$ 15,920,089
Liabilities and Equity		
Bank line of credit and commercial paper	$ 1,165,975	$ 129,590
Term loan	—	249,182
Senior unsecured notes	4,651,933	5,697,586
Mortgage debt	352,081	221,621
Intangible liabilities, net	177,232	144,199
Liabilities related to assets held for sale and discontinued operations, net	15,056	415,737
Lease liability	204,547	179,895
Accounts payable, accrued liabilities, and other liabilities	755,384	760,617
Deferred revenue	789,207	774,316
Total liabilities	8,111,415	8,572,743
Commitments and contingencies		
Redeemable noncontrolling interests	87,344	57,396
Common stock, $1.00 par value: 750,000,000 shares authorized; 539,096,879 and 538,405,393 shares issued and outstanding	539,097	538,405
Additional paid-in capital	10,100,294	10,175,235
Cumulative dividends in excess of earnings	(4,120,774)	(3,976,232)
Accumulated other comprehensive income (loss)	(3,147)	(3,685)
Total stockholders' equity	6,515,470	6,733,723
Joint venture partners	342,234	357,069
Non-managing member unitholders	201,056	199,158
Total noncontrolling interests	543,290	556,227
Total equity	7,058,760	7,289,950
Total liabilities and equity	$ 15,257,519	$ 15,920,089

Healthpeak Properties, Inc.

Consolidated Statements of Operations
In thousands, except per share data

	Three Months Ended December 31,		Year Ended December 31,	
	2021	2020	2021	2020
Revenues:				
Rental and related revenues	$ 356,254	$ 309,597	$ 1,378,384	$ 1,182,108
Resident fees and services	118,867	115,757	471,325	436,494
Income from direct financing leases	2,180	2,151	8,702	9,720
Interest income	5,904	4,192	37,773	16,553
Total revenues	483,205	431,697	1,896,184	1,644,875
Costs and expenses:				
Interest expense	36,551	54,088	157,980	218,336
Depreciation and amortization	178,114	147,175	684,286	553,949
Operating	199,247	184,215	773,279	782,541
General and administrative	26,043	25,507	98,303	93,237
Transaction costs	424	1,422	1,841	18,342
Impairments and loan loss reserves (recoveries), net	18,702	26,742	23,160	42,909
Total costs and expenses	459,081	439,149	1,738,849	1,709,314
Other income (expense):				
Gain (loss) on sales of real estate, net	717	4,714	190,590	90,350
Gain (loss) on debt extinguishments	—	—	(225,824)	(42,912)
Other income (expense), net	662	(128)	6,266	234,684
Total other income (expense), net	1,379	4,586	(28,968)	282,122
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	25,503	(2,866)	128,367	217,683
Income tax benefit (expense)	1,857	2,631	3,261	9,423
Equity income (loss) from unconsolidated joint ventures	1,583	(18,969)	6,100	(66,599)
Income (loss) from continuing operations	28,943	(19,204)	137,728	160,507
Income (loss) from discontinued operations	3,633	169,449	388,202	267,746
Net income (loss)	32,576	150,245	525,930	428,253
Noncontrolling interests' share in continuing operations	(3,815)	(3,829)	(17,851)	(14,394)
Noncontrolling interests' share in discontinued operations	—	(22)	(2,539)	(296)
Net income (loss) attributable to Healthpeak Properties, Inc.	28,761	146,394	505,540	413,563
Participating securities' share in earnings	(268)	(265)	(3,269)	(2,416)
Net income (loss) applicable to common shares	$ 28,493	$ 146,129	$ 502,271	$ 411,147
Basic earnings (loss) per common share:				
Continuing operations	$ 0.05	$ (0.04)	$ 0.22	$ 0.27
Discontinued operations	0.00	0.31	0.71	0.50
Net income (loss) applicable to common shares	$ 0.05	$ 0.27	$ 0.93	$ 0.77
Diluted earnings (loss) per common share:				
Continuing operations	$ 0.05	$ (0.04)	$ 0.22	$ 0.27
Discontinued operations	0.00	0.31	0.71	0.50
Net income (loss) applicable to common shares	$ 0.05	$ 0.27	$ 0.93	$ 0.77
Weighted average shares outstanding:				
Basic	539,081	538,381	538,930	530,555
Diluted	539,505	538,381	539,241	531,056

Healthpeak Properties, Inc.

Funds From Operations

In thousands, except per share data

	Three Months Ended December 31,		Year Ended December 31,	
	2021	2020	2021	2020
Net income (loss) applicable to common shares	$ 28,493	$ 146,129	$ 502,271	$ 411,147
Real estate related depreciation and amortization[1]	178,114	155,749	684,286	697,143
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	5,041	25,040	17,085	105,090
Noncontrolling interests' share of real estate related depreciation and amortization	(4,869)	(4,863)	(19,367)	(19,906)
Other real estate-related depreciation and amortization	—	319	—	2,766
Loss (gain) on sales of depreciable real estate, net[1]	(6,780)	(302,613)	(605,311)	(550,494)
Healthpeak's share of loss (gain) on sales of depreciable real estate, net, from unconsolidated joint ventures	197	—	(6,737)	(9,248)
Noncontrolling interests' share of gain (loss) on sales of depreciable real estate, net	(73)	—	5,555	(3)
Loss (gain) upon change of control, net[2]	—	13,249	(1,042)	(159,973)
Taxes associated with real estate dispositions	—	3,204	2,666	(7,785)
Impairments (recoveries) of depreciable real estate, net	19,625	138,634	25,320	224,630
Nareit FFO applicable to common shares	219,748	174,848	604,726	693,367
Distributions on dilutive convertible units and other	2,353	1,629	6,162	6,662
Diluted Nareit FFO applicable to common shares	$ 222,101	$ 176,477	$ 610,888	$ 700,029
Diluted Nareit FFO per common share	$ 0.41	$ 0.32	$ 1.12	$ 1.30
Weighted average shares outstanding - diluted Nareit FFO	546,829	544,243	544,742	536,562
Impact of adjustments to Nareit FFO:				
Transaction-related items[3]	$ 406	$ 33,277	$ 7,044	$ 128,619
Other impairments (recoveries) and other losses (gains), net[4]	(923)	7,896	24,238	(22,046)
Restructuring and severance related charges	1,147	2,911	3,610	2,911
Loss (gain) on debt extinguishments	—	—	225,824	42,912
Litigation costs (recoveries)	—	—	—	232
Casualty-related charges (recoveries), net	—	—	5,203	469
Foreign currency remeasurement losses (gains)	—	—	—	153
Valuation allowance on deferred tax assets[5]	—	—	—	31,161
Tax rate legislation impact[6]	—	—	—	(3,590)
Total adjustments	630	44,084	265,919	180,821
FFO as Adjusted applicable to common shares	220,378	218,932	870,645	874,188
Distributions on dilutive convertible units and other	2,352	1,593	8,577	6,490
Diluted FFO as Adjusted applicable to common shares	$ 222,730	$ 220,525	$ 879,222	$ 880,678
Diluted FFO as Adjusted per common share	$ 0.41	$ 0.41	$ 1.61	$ 1.64
Weighted average shares outstanding - diluted FFO as Adjusted	546,829	544,243	546,567	536,562

(1) This amount can be reconciled by combining the balances from the corresponding line of the Consolidated Statements of Operations and the detailed financial information in the Discontinued Operations Reconciliation section of the Supplemental Report.

(2) For the year ended December 31, 2020, includes a $170 million gain upon consolidation of 13 continuing care retirement communities ("CCRCs") in which we acquired Brookdale's interest and began consolidating during the first quarter of 2020. Gains and losses upon change of control are included in other income (expense), net in the Consolidated Statements of Operations.

(3) For the year ended December 31, 2020, includes the termination fee and transition fee expenses related to terminating the management agreements with Brookdale for 13 CCRCs and transitioning those communities to Life Care Services LLC, partially offset by the tax benefit recognized related to those expenses. The expenses related to terminating management agreements are included in operating expenses in the Consolidated Statements of Operations.

(4) For the year ended December 31, 2021, includes a $29 million goodwill impairment charge in connection with our senior housing triple-net and SHOP asset sales, which are reported in income (loss) from discontinued operations in the Consolidated Statements of Operations. The year ended December 31, 2021 also includes $6 million of accelerated recognition of a mark-to-market discount, less loan fees, resulting from prepayments on loans receivable, which is included in interest income in the Consolidated Statements of Operations. For the year ended December 31, 2020, includes a $42 million gain on sale of a hospital that was in a direct financing lease, which is included in other income (expense), net in the Consolidated Statements of Operations. The remaining activity for the three months and years ended December 31, 2021 and 2020 includes reserves for loan losses and land impairments recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

(5) In conjunction with establishing a plan during the year ended December 31, 2020 to dispose of all of our SHOP assets and classifying such assets as discontinued operations, we concluded it was more likely than not that we would no longer realize the future value of certain deferred tax assets generated by the net operating losses of our taxable REIT subsidiary entities. Accordingly, during the year ended December 31, 2020, we recognized an associated valuation allowance and corresponding income tax expense.

(6) For the year ended December 31, 2020, represents the tax benefit from the CARES Act, which extended the net operating loss carryback period to five years.

Healthpeak Properties, Inc.

Adjusted Funds From Operations
In thousands

	Three Months Ended December 31,		Year Ended December 31,	
	2021	2020	2021	2020
FFO as Adjusted applicable to common shares	$ 220,378	$ 218,932	$ 870,645	$ 874,188
Amortization of stock-based compensation	4,307	3,977	18,202	17,368
Amortization of deferred financing costs	2,539	2,488	9,216	10,157
Straight-line rents	(7,561)	(5,230)	(31,188)	(29,316)
AFFO capital expenditures	(39,368)	(32,251)	(111,480)	(93,579)
Deferred income taxes	(1,776)	(6,447)	(8,015)	(15,647)
Other AFFO adjustments	(4,228)	7,893	(19,510)	9,534
AFFO applicable to common shares	174,291	189,362	727,870	772,705
Distributions on dilutive convertible units and other	1,650	1,629	6,164	6,662
Diluted AFFO applicable to common shares	**$ 175,941**	**$ 190,991**	**$ 734,034**	**$ 779,367**
Weighted average shares outstanding - diluted AFFO	545,004	544,243	544,742	536,562